Exhibit (a)(1)(viii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated October 3, 2006 and the related Letter of Transmittal as they may be amended or supplemented from time to time, and is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

YAK COMMUNICATIONS INC.

at

$5.25 Net Per Share

by

YAKQUISITION CORP.

a wholly-owned subsidiary

of

GLOBALIVE COMMUNICATIONS CORP.

Yakquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Globalive Communications Corp., a Nova Scotia unlimited liability company (the “Parent”), is offering to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Yak Communications Inc., a Florida corporation (the “Company”), at a purchase price of $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, constitute the “Offer”). Following the consummation of the Offer, the Offeror intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 30, 2006, UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED SEPTEMBER 20, 2006, BY AND AMONG THE OFFEROR, THE PARENT AND THE COMPANY (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company, and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares held by the Company, the Parent or the Offeror) shall be cancelled and converted automatically into the right to receive $5.25 per Share, in cash (or any greater amount per Share paid pursuant to the Offer), without interest thereon, less any required withholding taxes.

The Board of Directors of the Company (acting on the recommendation of an Independent Committee of the Board of Directors) unanimously determined that the Merger Agreement is advisable, and the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger taken together) are at a price and on terms that are in the best interests of the Company and the Company’s shareholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

The Board of Directors of the Company unanimously recommends that Company shareholders tender their Shares in the Offer.

The Offer is conditioned upon, among other things: (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer a number of Shares of the Company which, together with the Shares then owned by the Parent, the Offeror and their subsidiaries, represents at least 80% of the then outstanding Shares on a fully diluted basis (“the Minimum Tender Condition”); (ii) the approval of the United States Federal Communications Commission of the transfer of control of the Company’s subsidiary Yak Communications (America) Inc. and its Section 214 license; (iii) there being no suit, action or proceeding threatened or pending which, in the reasonable judgment of the Parent, has a reasonable likelihood of success or would require the expenditure of funds that are material in relation to the Company and its subsidiaries taken as a whole to defend relating to the acquisition or ownership of the Company; (iv) there being no law, order, regulation, ruling or requirement that shall have been enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any required consent or approval withheld with respect to Parent, the Company or their respective subsidiaries, or the Offer or the Merger, by any governmental entity that is reasonably likely to result in any of the consequences referred to in the foregoing clause (iii); (v) no change in the recommendation of the Board of Directors or the Independent Committee regarding the Offer or the Merger; (vi) all of the representations and warranties of the Company being true and correct, except where failure to be so would not be reasonably expected to have a material adverse effect; (vii) the Company performing its obligations under the Merger Agreement, in all material respects; and (viii) the Company obtaining the consent of Bell Canada to the transactions contemplated by the Merger Agreement under an agreement between the Company and Bell Canada. If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Offeror (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (“SEC”), to pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or the payment for any Shares that are tendered in the Offer. The Parent or the Offeror may waive any of the conditions to the Offer, subject to the terms of the Merger Agreement. The Offer is not conditioned upon the Parent or the Offeror obtaining financing.

Subject to the parties’ right to terminate the Merger Agreement if the Offer and Merger are not consummated by December 29, 2006 and the parties’ rights otherwise to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement, the Offeror, subject to certain conditions, may extend the Offer: (i) if at the scheduled or any extended expiration date of the Offer any of the conditions to the Offer have not been satisfied or waived, for such period as the Offeror determines (provided that if all of the conditions to the Offer have been satisfied or waived but 80% of the Shares have not been tendered, in increments of not more than ten business days); (ii) for any period required by any rule, regulation, interpretation or position of the SEC or staff thereof applicable to the Offer; (iii) if at the scheduled or any extended expiration date of the Offer all of the conditions to the Offer have been satisfied or waived, pursuant to an amendment to the Offer providing for a subsequent offering period (“Subsequent Offering Period”) of from three business days to 20 business days.

After the expiration of the Offer, if the Minimum Tender Condition has not been satisfied or waived, at the request of the Company, the Offeror shall extend the expiration date of the Offer in such increments as Offeror may determine until the earlier of: (i) the satisfaction or waiver of such condition; (ii) the Parent’s determination, after the date that is 60 days from the date of commencement of the Offer, that such condition to the Offer is not capable of being satisfied on or prior to December 29, 2006; (iii) the termination of the Merger Agreement by its terms; and (iv) December 29, 2006.

For purposes of the Offer (including any Subsequent Offering Period), the Offeror shall be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Offeror gives oral or written notice to Mellon Investor Services LLC (the “Depositary”) of the Offeror’s acceptance for payment of such Shares pursuant to the Offer. Payment for the Shares accepted pursuant to the Offer (including any Subsequent Offering Period) will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal, and (iii) any other required documents under the Letter of Transmittal.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after Tuesday, October 31, 2006, unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s Board of Directors and the reasons therefor) contain important information. Shareholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Offeror’s expense. Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact Mellon Investor Services LLC, the Depositary for the Offer, at 1 (888) 684-1236.

The Information Agent for the Offer is:

Mellon Investor Services LLC

48 Washington Boulevard

Jersey City, NJ 07310

From within the U.S., Canada and Puerto Rico:

1-888-684-1236 (Toll-Free)

From outside the U.S.:

1-201-680-6579 (Collect)

October 3, 2006